SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2006

LEADING BRANDS, INC.
(Registrant)

Suite 1800 – 1500 West Georgia Street, Vancouver, British Columbia V6G 2Z6 Canada
(Address of Principal Executive Offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [ X ]	Form 40-F [ ]

(Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [ ]	No [ X ]

(If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEADING BRANDS, INC.
(Registrant)

Date July 11, 2006	By	Marilyn Kerzner
(Signature)

Marilyn Kerzner

Director of Corporate Affairs

FOR IMMEDIATE RELEASE

CONTACT:
(866) 685-5200
info@LBIX.com

LEADING BRANDS, INC.
ANNOUNCES THE LAUNCH
of
TRUEBLUE®
BLUEBERRY– BLACKBERRY

Vancouver B.C. Canada, July 12, 2006, Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated premium beverage company, announces TRUEBLUE® Blueberry–Blackberry juice cocktail in 64 oz (1.89 liter) and 16 oz (473 ml) sizes in both the United States and Canada.

Leading Brands Vice-President of Marketing Joanne Saunders said: “Blackberries are high in antioxidant activity and a wonderful match with the healthy great taste of TRUEBLUE® Blueberry. This now brings the TRUEBLUE® flavor count to six when the Blueberry-Blackberry is added to the original line-up of Blueberry, Blueberry-Pomegranate, Blueberry-Cranberry, Blueberry-Raspberry and Blueberry-Iced Green Tea. Reduced calorie LITEBLUE® is also available in Blueberry and Blueberry-Raspberry flavors with the same fantastic taste of TRUEBLUE®, with only ½ the calories of TRUEBLUE®.”

Ms. Saunders continued: “With TRUEBLUE® recently being featured on television across Canada via the popular CBC National News program and our new listings in the Loblaws® chain in Canada and the Super-Valu® chain in the US, we are excited to be able to provide yet another addition to our growing line-up. A wider selection of flavors not only draws more consumers to our brand but also increases the awareness of the brand in the eyes of our customers and raises the profile of the brand in the retail grocery industry generally.”

Please continue to check out developments with TRUEBLUE® at www.TrueBlueberry.com.

The Company will continue to provide operational updates in its monthly newsletter on the first of most months, posted at www.LBIX.com.

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated premium beverage company. The Company’s unique Integrated Distribution System (IDS) ™ offers turnkey, one-stop shopping to food and beverage brand owners, including manufacturing, distribution, sales/marketing and licensing. In addition, Leading Brands produces their own line of beverages such as TrueBlue®, LiteBlue®, TREK® Sports Drink, Nitro™ Energy Drink, Soy2O®, Country Harvest® Juices, Caesar’s® Bloody Caesar Cocktails and Infinity™ Sparkling Mountain Spring Water.

Forward Looking Statements
Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

We Build Brands™
©2006 Leading Brands, Inc.

This news release is available at www.LBIX.com